UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

MAP Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

56509R108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56509R108

1	Names of Reporting Persons. BAY CITY CAPITAL LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

5 Sole Voting Power
6 Shared Voting Power 2,347,077
7 Sole Dispositive Power
8 Shared Dispositive Power 2,347,077

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,347,077
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 11.6%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 56509R108

1	Names of Reporting Persons. BAY CITY CAPITAL MANAGEMENT IV LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

5 Sole Voting Power
6 Shared Voting Power 2,347,077
7 Sole Dispositive Power
8 Shared Dispositive Power 2,347,077

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,347,077
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 11.6%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 56509R108

1	Names of Reporting Persons. BAY CITY CAPITAL FUND IV, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

5 Sole Voting Power
6 Shared Voting Power 2,347,077
7 Sole Dispositive Power
8 Shared Dispositive Power 2,347,077

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,347,077
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 11.6%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 56509R108

1	Names of Reporting Persons. BAY CITY CAPITAL FUND IV CO-INVESTMENT FUND, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

5 Sole Voting Power
6 Shared Voting Power 2,347,077
7 Sole Dispositive Power
8 Shared Dispositive Power 2,347,077

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,347,077
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 11.6%
12	Type of Reporting Person (See Instructions) PN

Item 1

(a)	Name of Issuer:

MAP Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2400 Bayshore Parkway, Suite 200

Mountain View, CA 94043

Item 2

(a)	Name of Person Filing:

Bay City Capital LLC, a Delaware limited liability company (“BCC”), is the manager of Bay City Capital Management IV, LLC (“Management IV”), which is the general partner of Bay City Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV”), and Bay City Capital Fund IV Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment IV,” and together with BCC, Management IV, and Fund IV, the “Reporting Persons”). BCC is also an advisor to Fund IV and Co-Investment IV.

BCC hereby files this Statement on Schedule 13G (the “Statement”) on behalf of the Reporting Persons pursuant to the Agreement With Respect To Schedule 13G attached to the Statement as Exhibit 7.1.

(b)	Address of Principal Business Office or, if none, Residence:

750 Battery Street, Suite 400, San Francisco, California, 94111

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP Number:

56509R108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐ A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Ownership as of December 31, 2007 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2008

/s/ Fred Craves

Fred Craves, Managing Director

Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management IV LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management IV LLC, the general partner of Fund IV and Co-Investment IV

EXHIBIT INDEX

Exhibit No.	Description	Page

7.1	Agreement regarding filing of joint Schedule 13G.